

April 4, 2014

<u>Via E-mail</u>
Matthew T. Plavan
Chief Executive Officer
Cesca Therapeutics Inc.
2711 Citrus Road
Rancho Cordova, CA 95742

      Re: Cesca Therapeutics Inc.
                 Preliminary Proxy Statement on Schedule 14A
                 Filed March 3, 2014
                 File No. 333-82900

Dear Mr. Plavan:

      We have completed our limited review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Russell Mancuso

                             Russell Mancuso
                             Branch Chief

cc (via e-mail): Daniel B. Eng, Esq.
                 Weintraub Tobin